Worthy Property Bonds, Inc.

11175 Cicero Dr., Suite 100

Alpharetta, GA 30022

(678) 646-6791

September 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:	Aisha Adegbuyi, Staff Attorney

Re:	Worthy Property Bonds, Inc. (the “Company”)
Offering Statement on Form 1-AA POS
File No. 024-11563

Ladies and Gentlemen:

The Company respectfully requests that the aforementioned Offering Statement be qualified on Friday, October 4, 2024 at 5:00 p.m. or as soon thereafter as possible.

Thank you.

Sincerely,

/s/ Dara Albright
Dara Albright
Chief Executive Officer

Cc: Clint J. Gage, Esq.